November 1, 2022

VIA EDGAR TRANSMISSION

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Patrick Fullem and Jennifer Angelini

Re: Whirlpool Corporation

Form 10-K for Fiscal Year Ended December 31, 2021

Response Dated September 23, 2022

File No. 001-03932

Dear Mr. Fullem and Ms. Angelini:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation, I am responding to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated October 6, 2022, issued in response to the Company’s letter dated September 23, 2022 (the “Prior Response Letter’’) in response to the Staff’s initial comment letter dated September 1, 2022, all relating to the Company’s Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). While reference is made to our 2021 Sustainability Report and/or our website in many of our responses, the contents of our 2021 Sustainability Report and our website are not incorporated by reference into any report or document we file with the SEC. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K or 2021 Sustainability Report.

For your convenience, we have included in this letter the Staff’s recent comment in bold and italics before providing our response to that comment. For each response, we provide relevant quantitative and qualitative information responsive to the Staff’s comment. For one response, we state our intention to provide additional narrative in our fiscal year 2022 Form 10-K responsive to the Staff’s comment; in other responses, we undertake to continue to monitor the financial and related impacts of certain matters and, if and when such matters become material, to include appropriate disclosures in future periodic reports.

Please note that the “Company,” “Whirlpool,” “we,” “us” or “our” refers to Whirlpool Corporation, and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Response Dated September 23, 2022

Risk Factors, page 13

1.

Your response to prior comment two indicates that you expect to mitigate carbon pricing impacts on operating expenditures and profit margins by “encouraging low-carbon behavior and the innovation of cleaner options within our supply chain and products.” Tell us more about these potential changes in your supply chain and products, and describe the transition risks related thereto.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

As provided in our response #2 to the Prior Response Letter and in our 2021 Sustainability Report (see page 124), we believe that by encouraging low-carbon behavior and the innovation of cleaner options within our supply chain and products, we will be able to mitigate some financial impacts from potential future carbon pricing scenarios. Holistically, from a supply chain and production perspective, as disclosed in our Form 10-K (see page 10), we announced in 2021 a net-zero emissions target in our plants and operations (Scopes 1 and 2) by 2030, which will cover more than 30 of our manufacturing sites and large distribution centers around the world. Also as disclosed in the Form 10-K, we expect to achieve this target by generating and consuming renewable energy, including installation of wind turbines, solar panels and investing in off-site renewables through virtual power purchase agreements, improvements in energy efficiency and leveraging carbon removal to offset emissions that cannot be avoided. As a proof point, we have already achieved a 27% reduction in Scopes 1 and 2 emissions from 2016 to 2021, and we remain one of the largest on-site consumers of wind energy in the United States among Fortune 500 companies, based on data from the U.S. EPA Green Power Partnership.

From an upstream supply chain perspective, there are many ways in which we are currently developing and expect in the future to further develop a lower-carbon footprint. As discussed in our Sustainability Report (see page 29), we are committed to driving recycled plastic content into our products and packaging in an effort to address plastic pollution and reduce emissions. We believe that we set one of the highest circularity targets in our industry within Europe and made a pledge in our Europe, Middle East & Africa (“EMEA”) region to use an average 18% recycled plastic content by 2025. We were also proud to complete a project which was part of the EU initiative, Horizon 2020, to demonstrate the feasibility of using recycled polypropylene (PP) in our products, which produces 29-60% fewer emissions than virgin PP. We currently use 8% recycled plastics in our dishwashers, and we are developing solutions for our laundry products. Since our products touch water and food, we continue to seek solutions and set goals for reformulated plastics materials that maintain our high standard of quality and safety for our products in all regions. As part of our larger global Responsible Sourcing strategy, we have also engaged a third party to identify and understand sustainable ESG practices as part of our suppliers’ operations as we seek to deliver sustainable innovations. These initiatives are in addition to our downstream programs including zero waste to landfill, product end-of-life recycling, and EPA Smartway shipping that are described in the Sustainability Report.

In the product space, as disclosed in the Form 10-K (see page 10) we have committed to a 20 percent reduction in emissions linked to the use of our products (Scope 3, Category 11) globally by 2030, compared to 2016 levels. For competitive reasons, we cannot and do not disclose products currently in development, but we are confident we can meet this ambitious goal by continuing our holistic innovation approach in our global platforms. As a proof point, we have already achieved a 60% greenhouse gas emissions reduction in our products since 2005. During the time periods covered by the Form 10-K, we have also introduced the following products, among many other resource-efficient introductions:

•	the largest-capacity third rack dishwasher designed to help families load more dishes and run fewer cycles, promoting water and energy savings;

•

the Whirlpool FreshCare+ washing machine in EMEA, which utilizes regular, slow movements alternated with steam to keep clothes fresh, allowing consumers to wash clothes less frequently and save water and energy;

•

the twin tub semi-automatic washer in India, a low-cost unit that allows washing of more clothes with better efficiency, and an example of our regional approach in a developing country like India, which considers consumer preferences, cultural influences, and differences in infrastructure and availability of resources in product development;

•	the Whirlpool brand’s newly launched top load washer with 2-in-1 Removable Agitator in the United States that is designed to achieve energy efficiency and is Energy Star certified; and

•	our first laundry detergent, Swash, which is 8x concentrated and helps reduce packaging waste.

As set forth in our response #4, we continue to make broad-based investments in product innovation that yield many benefits for consumers, including in many cases incremental improvements in energy efficiency that aggregate over time to significant emissions reduction gains. It is difficult, if not impossible, to assign any particular cost to each individual attribute of the product, and these investments are broadly encompassed and disclosed in our Form 10-K financial statements within research and development costs and capital expenditures.

We recognize that making changes to our supply chain, manufacturing processes and product offerings can and does introduce transition risks. Among these are the risk that our more efficient product offerings are not competitive in terms of price or consumer perception; the risk that our upstream suppliers are unable to deliver lower emissions sources of supply that are cost and quality-competitive; the risk that we fail to continually innovate to develop products and manufacturing processes with a lower carbon footprint; and, specific to our recycled plastics initiative, the risk that we fail to develop solutions to incorporate reformulated plastics materials that meet our rigorous quality and safety standards. If any of the aforementioned or other transition risks become material to our operations or financial condition in the future, we will include appropriate disclosures in our periodic reports. These transition risks are in addition to the broader reputational risk we may face if we fail to achieve our sustainability goals or are perceived to have failed to act responsibly regarding climate change, as more fully described in our Form 10-K climate change risk factor and in response #2 below. We will continue to monitor our costs and other impacts related to these potential transition risks and, if material, the Company will include appropriate disclosures in its future periodic reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

2.	We note your response to prior comment four. Please further address the following:

•

The first part of your response appears to focus on climate-related opportunities and references transition risks. Tell us how you considered disclosure that specifically refers to business trends related to climate change. In your response, describe your actual experience regarding changes in demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources.

•	The final part of your response refers to disclosure in your Form 10-K regarding reputational considerations and potential risks associated with your response to climate change. Please clarify this disclosure to more directly address reputational risks resulting from the production of greenhouse gas emissions from your operations or products and to explain the resulting potential adverse consequences to your business operations or financial condition (e.g., on access to capital, debt servicing costs, customer sentiment, etc.).

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

With respect to business trends related to climate change, as disclosed on page 10 of our Form 10-K, we are committed to developing innovative products that drive efficiencies in water and energy use and save our consumers’ time. We offer our products at multiple price points to consumers across the globe, and many of these products sold in the U.S. are certified under the U.S. EPA Energy Star program (“E-Star”), which we believe is the highest standard domestically for energy efficiency. We report in alignment with the Sustainability Accounting Standards Board (“SASB”) standards in our Sustainability Reports, which includes a line item for percentage of eligible products by revenue certified to the E-Star program under SASB Code CG-AM-410a.1 for Consumer Goods Sector—Appliance Manufacturing (see page 120 of the 2021 report, page 113 of the 2020 report and page 86 of the 2019 report). We believe this provides a good, measurable data point for viewing the extent to which demand is changing over time for the most energy-efficient appliances in the marketplace over available alternatives.

As shown by the table below, which provides the SASB data in our Sustainability Reports for the past three years, we have experienced some variability in terms of preference for E-Star appliances compared to non-E-Star appliances, but nothing indicative of a significant trend towards or away from E-Star appliances over other available alternatives for the years covered by the Form 10-K.

Percentage (%) by revenue in U.S.	2019	2020	2021
Energy Star[1,2]	44.0%	47.5%	40.4%
Non-Energy Star	56.0%	52.5%	59.6%

[1]

Includes revenue from eligible products certified to the Energy Star program that is run by the U.S. Environmental Protection Agency and U.S. Department of Energy. Excludes products sold or intended for sale outside the United States, licensed products not manufactured nor sold by Whirlpool Corporation and Whirlpool manufactured products sold under the following brands: Admiral, Crosley, IKEA, Kenmore, DACOR, Ingles.

[2]

Revenue used to calculate the percentage of eligible products certified to the Energy Star program does not reflect sales incentives or allowances for product returns, which are recognized as a reduction of revenue when accounting for Net Sales in the Consolidated Statements of Income. See Notes 1 & 2 to the Consolidated Financial Statements in our Form 10-K for additional information on Accounting Policies and Revenue.

Also, as discussed in our Sustainability Report, we expect to see changes in demand for fossil fuel-based products such as gas cooking and drying appliances over time. However, we did not see any material shift away from gas and towards electricity-powered appliances during the years covered by the Form 10-K.

In terms of disclosure that addresses business trends related to climate change, as discussed in response #4 to the Prior Response Letter, the Form 10-K contains many disclosures that address how the products we make today and will make in the future meet the present and future demands of efficiency-minded consumers. These disclosures include our holistic Design for Sustainability innovation approach, our regional approach to developing innovative products that drive efficiencies in water and energy use, and our commitment to a 20 percent emissions reduction for products in use in 2030 compared to 2016 levels (see page 10 of the Form 10-K).

We also track available data which sheds light on the demand for our goods as it relates to climate-related emissions or solutions and take such data into consideration when drafting our disclosure. As noted above, during the years covered by our 2021 Form 10-K, we did not see a material shift in consumer preference towards E-star-labeled products or similar highest-efficiency-rated products, and as such we did not disclose any quantitative data indicating such a shift during the period covered by the Form 10-K, or any disclosure indicating that we expect a material shift in the near term. However, we are confident that we are currently well prepared to meet any such shift in demand should it occur and that we are well positioned to track, respond and report any such material shift were it to occur.

Regarding reputational considerations and potential risks associated with climate change, we include an ESG monitor for our reputation amongst our other reputational and credit rating data. For reputational score and reputational ESG score, we rely upon ratings from The RepTrak Company, one of the world’s leading reputation data and insights companies.

As shown in the table below, we have not seen a significant change over the time period covered by the Form 10-K in either reputation, reputation specific to our ESG efforts, or our credit ratings:

	2019	2020	2021
RepTrack Score	77.2	76.0	76.4
RepTrack ESG Score	n/a	70.4	70.5
Credit Ratings:
- Moody’s	Baa1	Baa1	Baa1
- S&P	BBB	BBB	BBB

We believe that we continue to maintain a positive reputation in the ESG space, supported by our continual innovation in the product efficiency space, our Net Zero and product–in-use emissions reduction commitments, our House and Home-focused social efforts, and our integrity-focused governance initiatives. This has led to an increase in our access to lower cost of debt during the periods covered by the Form 10-K, most notably through the issuance of our $300 million inaugural Sustainability Bond in May 2021.

We acknowledge and appreciate the business risks we could experience if we were to be perceived as not living up to our sustainability philosophy and external commitments, including but not limited to those cited by the Staff in this question #2. As provided in response #4 of the Prior Response Letter, we disclose in our Form 10-K climate change risk factor that any failure to achieve our sustainability goals or the perception that we have failed to act responsibly regarding climate change could adversely affect our business and reputation (see page 26 of the Form 10-K). We also disclose on page 16 of the Form 10-K that a failure to maintain our reputation could negatively impact our business, including undermining our customers’ confidence in us and reducing long-term demand for our products.

Taken as a whole, we remain comfortable with this broad disclosure in conveying to investors the reputational risks resulting from the production of greenhouse gas emissions from our operations or products. However, in response to the Staff’s comment, we intend to provide additional narrative in our fiscal year 2022 Form 10-K climate change risk factor to more directly link these reputational risks to the potential adverse consequences to our business operations or financial condition cited by the Staff in this question #2, among others.

3.

We note your response to prior comment five and reissue it in part. Please provide us with quantitative information for the periods covered by your Form 10-K regarding weather-related damages to your property or operations and the cost of property insurance and tell us whether the cost of insurance is expected to increase in future periods. In addition, please tell us how you considered disclosing the potential for indirect impacts to you from weather-related disruptions to your customers.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

Property Damages and Insurance

As provided in the table below, Whirlpool experienced some increase in property insurance premiums during the periods covered by the Form 10-K. The increase is primarily driven by the property-casualty insurance industry which confronted widespread social and economic disruptions in 2021, including the ongoing coronavirus (COVID-19) pandemic, rising costs and inflation, and a continuation of a multi-year hard insurance market driven in part by global natural weather and environmental events and other losses. These factors have led to a more disciplined underwriting approach. A few weather-related claim events have also contributed to the increase in Whirlpool’s premiums, including a tornado in Apodaca, Mexico and a freeze event in Texas. The Apodaca event led to an approximately $30 million insurance claim, and we are pursuing a claim related to the Texas freeze event; as disclosed in our Form 10-Q for the period ended September 30, 2022, amounts related to our Texas freeze claim may be a material gain in a future period (see page 52). However, it is difficult, if not impossible, to isolate these specific events from general overall market impacts within our insurance panel or predict future costs.

For the periods covered by the Form 10-K, we experienced an increase in property insurance premiums of $1.2 million from 2019 to 2020, and $3.4 million from 2020 to 2021. For reference, during the fiscal years covered by the Form 10-K, we had net sales of $20.4 billion, $19.5 billion, and $22.0 billion, respectively, and as demonstrated in the table below those costs represent less than 0.1% of net sales.

(in millions)	2019	2020	2021
Property Insurance Premiums	$5.3	$6.5	$9.9
Net Sales	$20,419	$19,456	$21,985
Property Insurance Premiums % of Net Sales	0.03%	0.03%	0.05%

We believe these property insurance premiums as a whole, and any associated weather impacts on such premiums, remained immaterial to warrant disclosure for any of the years covered by the Form 10-K. Subsequent to the periods covered by the Form 10-K, we anticipate a premium increase of approximately $4.9 million for the 2022 calendar year. We expect the increase in insurance premiums to moderate for 2023 and beyond, as insurers have implemented more disciplined underwriting standards and have aligned premium/loss ratios. We will continue to monitor our costs in these areas and will analyze the materiality of any premium increases to the financial performance or business operations of the Company, and, if material, the Company will include appropriate disclosures in its periodic reports, including the Form 10-K.

Weather-Related Disruptions to Customers

In accordance with our Form 10-K disclosure review process, we considered the potential for indirect impacts to us from weather-related disruptions to our customers. As additional background, we market our products in nearly every country in the world and have a broad portfolio of customers in many of these countries, including “big box” retailers, smaller retail outlets, home builders, and a growing direct-to-consumer channel. Given our broad geographic and multi-channel customer profile, we believe it is very unlikely that a significant weather event or series of events involving one or more customers in a particular country (or state) would have a material financial impact on our financial statements in any reporting period. As discussed in response #5 to the Prior Response Letter, our unanticipated events risk factor on page 19 does cite natural disasters as one of the events that “[has] impacted and could directly impact our physical facilities or those of our suppliers or customers.” We remain comfortable that this disclosure appropriately conveys to investors the potential risks resulting from indirect impacts to us from weather-related disruptions to our customers.

4.	We note your response to prior comment six and reissue it in part. Please quantify your compliance costs related to climate change for the last three fiscal years.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

We have identified in the table below our broad compliance costs which we generally consider to relate to climate change given the absence of a uniform definition from any authoritative securities or accounting regulatory body. We include 1) costs associated with monitoring GHG emissions, 2) costs paid for carbon credits or offsets, and 3) costs associated with aviation emissions fees. These compliance costs likely differ across companies and industries and therefore the calculation of our costs may not be comparable to other companies. However, we feel these categories capture the most meaningful costs incurred by our business of the last three fiscal years in addressing compliance requirements related to climate change.

Additionally, the most common method through which the company delivers improvements in energy efficiency is our new product innovation process, which involves significant capital expenditures. Often these investments address more than just the basic regulatory requirements of energy efficiency improvements as we seek to develop products for the future. Investments in innovative new products are broad-based and therefore it is difficult, if not impossible, to assign any particular cost to each individual attribute of the product. As such, costs associated with efforts to meet enacted climate-related trade-type regulations and the majority of our cost for investing in such energy efficiency may be embedded in our broader investments and disclosed in our Form 10-K financial statements within research and development costs and capital expenditures.

(in thousands)	2019	2020	2021
1) Emissions Tracking Systems	$656.1	$452.1	$509.0
2) Activation & verification of carbon offsets	$0	$42.5	$105.2
3) Aviation Emissions Mgmt/Admin Fees	$6.9	$4.4	$4.5

Total	$663.0	$499.0	$618.6

Selling, general and administrative (SG&A) Costs	$2,142,000	$1,877,000	$2,081,000
% of SG&A	0.03%	0.03%	0.03%

Of the categories of individually identifiable investments the Company can track and manage which reflect our compliance costs related to climate change, none might be considered material to the financial performance of the Company. In addition, as provided in response #7 to the Prior Response Letter, we also participate in the voluntary carbon credits market, having sold approximately $1 million in carbon offset credits from 2019 through 2021. Consistent with our approach to all periodic report disclosures, the Company will continue to monitor and evaluate our climate-related disclosures, including whether additional climate-related compliance cost or voluntary offset credit information is appropriate as future SEC filings are prepared.

I hope that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-3732, via facsimile at (269) 923-3582, or via email at james_peters@whirlpool.com.

Sincerely,

/s/ James W. Peters
James W. Peters

Executive Vice President and
Chief Financial Officer

cc: Christopher S. Conley, Corporate Controller
Ava A. Harter, Chief Legal Officer
Bridget K. Quinn, Corporate Secretary